SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2025
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

2025.1H Progress Report: KT Corporate Value-Up Plan 2025. 5. 9

Contents 1 Progress Update AICT Company 2 2025 Value-Up Milestones 3 Market Perception 4 '25.1Q Financial Results 1

Executive Summary ('24.11.5 KT Corporate Value-Up Plan) FY2028 Financial Target and Action Plans AICT Company 2

Executive Summary ('25.1Q Financial Progress) '23 ROE 6.1 '24 year ROE * % 6.8% (2.9%) Consolidated AI/IT Revenue OP Margin Share Buyback/Cancellation (Unit: KRW trillion) Target Target (Unit: KRW trillion) ** Target 19% + Cumulative 1.00 10.1% 9% * 6.7% 1.1 6.3% 1.0 7% 6% 3.1% 0.3 0.25 7% 0.0 0.0 '23 '24 '25.1Q '28(T) '23 '24 '25.1Q '28(T) '23 '24 '25.1Q '28(T) ‘25.02~’25.08 3 ※ Buyback in progress based on trust contract * Excluding one-time cost (KRW 1tr) ** Proportion of service revenue (standalone)

1. Progress Update 4

1. Progress Update ① AICT Transformation Initiated AICT Transformation in terms of Business, Workforce, and Capabilities Foundation for AICT Growth Innovation in Business/Workforce/Capabilities Innovation of workforce structure Strategic partnerships w/ big tech companies Restructured on-site workforce (‘24.11) (’24.06 ) (‘25.03) Established network-focused subsidiaries (‘25.01) Advancement of IT workforce and management frameworks Establishment of AX division w/ high expertise Merged ‘kt NexR’ to absorb IT specialists (‘24.12) Launched 'AXD’, AX-specialized division (‘25.03) IT/Data Modernization (in progress) 5

1. Progress Update ② Improving Profitability Streamlined Low-Margin Businesses to Increase Profitability Streamlined low-margin businesses Businesses with limited profit growth and competencies FY2025 Streamlined 20 different businesses Profit increase (expected) Including Healthcare, Logistics, Solar energy, etc. + KRW 50 billion Businesses with growth potential Revamped profit model of 9 businesses Including Smart city, AICC, C-ITS, etc. 6

1. Progress Update ③ Asset Efficiency Portfolio Optimization based on Financial and Strategic Values Asset Efficiency (Unit : KRW billion) Cash-in Liquidated 7 marketable securities 268.4 Webcash, Fadu, Bizplay, etc. Financial Assets Real Estate Liquidated 5 subsidiaries 194.0 Initech, PlayD, Lolab, KT VH, Juice Profit Merged2 subsidiaries 80.9 kt NexR – KT, kt service – kt linkus 20.0 74.4 60.9 Sale/development of idle assets Assets with limited holding value '24 ~ '25 YTD '24 ~ '25 YTD *Financial assets/real estate profit/cash flow on a consolidated basis 7

1. Progress Update ④ Additional Shareholder Return Increased Capital Efficiency and Shareholder Value Through Share Buyback/Cancellation Shareholder Return FY2025 quarterly dividend increased by 20% FY2025 KRW 500 per share in FY2024 → KRW 600 per share in FY2025 Share buyback of KRW 250 billion in progres, by FY2028 (KRW 1 trillion ) Dividend amount to be announced before record date AoI on quarterly dividend record date amended on 2025 AGM ※ ‘25.02~’25.08, treasury share buyback through trust contract in progress 8 Cancellation will be executed upon availability of foreign ownership limit

1. Progress Update ⑤ Capital Allocation Enhanced Capital Allocation through Quarterly Dividends, Share Buybacks/Cancellation, etc. FY2024 Capital Allocation Other income + KRW141.6 billion CAPEX(Tangible/intangible asset investment, spectrum cost, etc.) △ KRW2.64 trillion Cash generated from operating activities + KRW 3.92 trillion Shareholder return (FY23 dividend , ‘FY24 Q1-Q3 dividend, share buyback/cancellation) △KRW878.8 billion Equity investment, others △KRW 247 billion Surplus cash + KRW 298.6 billion ※ Based on KT ’s separate cash flow statement 9

2. 2025 Value-Up Milestones 10

2. 2025 Value-Up Milestones ① AICT Transformation Pursue Growth of B2C and B2B Leveraging AX Capabilities Product, Pricing, Channel AX-Driven Growth Launch an integrated Launch AI agents Develop Korean AI model Launch KT SPC platform for SMEs for mobile and IPTV (Chat GPT-ko, Copilot-ko) (Secure Public Cloud) Develop products and Refine and upgrade Accelerate use case Target priority clients pricing based on AI retail channels rollout by industry Transform work practices through IT/Data Modernization 11

2. 2025 Value-Up Milestones ② Improving Profitability Continue to Streamline Low-Margin Businesses to Increase Profitability Review Criteria Streamline Alignment with AICT Strategy After reviewing strategic, financial value Limited growh, high-cost Low-Profit Profitability and Growth Rate Business Improve Profitability Potential for Structural Improvement Through cost savings and operational reform 12

2. 2025 Value-Up Milestones ③ Asset Efficiency Continue to Optimize Investment Portolio based on Financial and Strategic Values Enhance Financial Asset Efficiency Review the efficiency of assets in terms of strategic and financial values AICT based Restructure KT Group Portfolio Portfolio Optimize portfolio through merger, divesture, business transfer, etc. Optimization Increase Efficiency of Real Estate Continue development and liquidation of non-core assets 13

2. 2025 Value-Up Milestones ④ Additional Shareholder Return Implement Quarterly Dividends and Share Buyback/Cancellation as Planned 2025 Shareholder Return Decision to buyback KRW 2,000 per share KRW 1,960 KRW 250 billion in 2025 per share (‘25.02~’25.08) through a trust contract KRW 600 per share KRW 95.8 billion repurchased as of Apr 30 '23 '24 '25.1Q '25.2Q(E) '25.3Q(E) '25.4Q(E) '25(E) ※ Cancellation will be executed upon availability of foreign ownership limit 14

3. Market Perception 15

3. Market Perception Corporate Value Increased based on AICT Transformation and Value-Up Plan Strategic Partnership Included in the w/ Palantir Korea Value-Up Index ('25.3.12) (‘24.12.16) Stock Price up +45% KT Corporate Value-Up Plan Announced from 2024.01 to 2025.03 ('24.11.5) KRW 49,600 ('25.3.31) Strategic Partnership KRW 43,850 w/ Microsoft ('24.12.30) ('24.6.4) KRW 34,150 ('24.1.2) '24.6‘24.9‘24.12 '25.3 '24.3 16

3. Market Perception Upward Trend in Major Valuation Multiples PER PBR ROE 10.9x 8.0% * 0.7x 6.8% 6.1% 6.6x 5.9x 0.5x 0.5x 2.9% '22 '23 '24 '22 '23 '24 '22 '23 '24 ※ PER and PBR are calculated based on the Korea Exchange Information Data System * One-time cost adjusted 17 ROE is calculated by (controlling net income)/(average of beginning and end-of-period controlling equity))

4. '25.1Q Financial Results 18

4. '25.1Q Financial Results Steady Growth in Telco, Accelerated Growth in B2B AX Consolidated Separate • Operating profit +1.6% YoY growth, • Operating profit +36% YoY growth, through growth in Telco / IDC・Cloud / Real Estate, etc. • on the back of efforts to diversify revenue streams YoY +2.9% (Unit : KRW billion) (Unit : KRW billion) YoY 6,845.1 +0.1% 6,654.6 YoY 6,443.7 4,044.5 4,040.6 +36.0% 3,952.6 YoY 688.8 +1.6% Revenue Service 506.5 Revenue 400.1 486.1 393.8 388.1 Operating Operating Profit Profit 1Q 23 1Q 24 1Q 25 1Q 23 1Q 24 1Q 25 19

4. '25.1Q Financial Results Advancing as an AICT Company along with Effective Execution of the Value-Up Plan 2024 2025 Laid foundation for transforming Foundational year of change and into an 『AICT Company』 growth as an 『AICT Company』 Enhance Increase Increase Liquidate Capital AI/IT Revenue Business Non-Core Allocation Proportion Profitability Assets Efficiency 20

AICT Company 21